UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HILLEVAX, INC.

(Name of Subject Company)

HILLEVAX, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

43157M102

(CUSIP Number of Class of Securities)

Robert Hershberg, M.D., Ph.D.

Chairman, President and Chief Executive Officer

HilleVax, Inc.

321 Harrison Avenue

Boston, Massachusetts 02118

(617) 213-5054

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew T. Bush

Daniel E. Rees

Cheston J. Larson

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is HilleVax, Inc., a Delaware corporation (“HilleVax” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company and its subsidiaries. The address of the Company’s principal executive office is 321 Harrison Avenue, Boston, Massachusetts 02118. The telephone number of the Company’s principal executive office is (617) 213-5054.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is HilleVax’s common stock, par value $0.0001 per share (“HilleVax Common Stock,” and shares of HilleVax Common Stock, “Shares”). As of August 15, 2025, there were (i) 50,141,064 Shares issued and outstanding, (ii) 2,472,632 Shares subject to issuance pursuant to options to purchase Shares (each, a “HilleVax Option”) pursuant to HilleVax’s 2021 Equity Incentive Plan and 2022 Incentive Award Plan (together, the “HilleVax Equity Plans”), none of which were In-the-Money Options (as defined below), assuming the maximum potential Cash Amount (as defined below) of $1.95 per Share, and (iii) 629,178 Shares underlying restricted stock units (each, a “HilleVax RSU”) pursuant to the HilleVax Equity Plans.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of HilleVax, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer is available online under the “SEC” subsection of the “Financial Information” section of HilleVax’s website at https://ir.hillevax.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by XOMA Royalty Corporation (“Parent”), a Nevada corporation, and XRA 4 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Purchasers”), to purchase all of the issued and outstanding Shares, for (i) $1.95 per Share in cash (the “Cash Amount”), which Cash Amount is based on an estimated amount of Closing Net Cash (as defined in the Merger Agreement) as of August 4, 2025 equal to $102,950,000 (the “Signing Net Cash”), payable without interest, plus (ii) one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 18, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchasers with the Securities and Exchange Commission (the “SEC”) on August 18, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of August 4, 2025, by and among HilleVax and Purchasers, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into HilleVax (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement and the Support Agreements (in each case, as defined below), the “Transactions”), with HilleVax continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of HilleVax. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchasers consummate the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of HilleVax in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the stockholders of HilleVax, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of HilleVax immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”).

Immediately prior to the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”), each HilleVax Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each HilleVax Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive (i) an amount in cash without interest, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of the HilleVax Common Stock underlying such In-the-Money Option by (y) the number of Shares underlying such In-the-Money Option as of immediately prior to the Effective Time (the “Company Stock Option Cash Consideration”) and (ii) one (1) CVR for each Share underlying such In-the-Money Option. There are no outstanding In-the-Money Options. At the Effective Time, each HilleVax Option that has a per share exercise price that is equal to or greater than the Cash Amount (an “Out-of-the-Money Option”) that is then outstanding will be canceled and the holder of such canceled Out-of-the-Money Option will have no further rights with respect thereto.

Immediately prior to the Offer Closing Time, each then-outstanding HilleVax RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding HilleVax RSU will be canceled in exchange for the right to receive (i) an amount in cash without interest, equal to the product obtained by multiplying (x) the Cash Amount by (y) the number of Shares underlying such HilleVax RSU at the Effective Time (the “Restricted Stock Unit Cash Consideration”) and (ii) one (1) CVR for each Share underlying such HilleVax RSU. In addition, prior to the Effective Time, HilleVax will take all reasonable actions required to (i) terminate HilleVax’s 2022 Employee Stock Purchase Plan (the “HilleVax ESPP” and, together with the HilleVax Equity Plans, the “HilleVax Stock Plans”), as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (ii) provide that no new offering period will commence after the signing of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchasers to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $102,950,000 as of the expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by HilleVax with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by HilleVax in the Merger Agreement, including that, since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement); and (vi) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Purchasers to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern time, on September 15, 2025, unless otherwise agreed to in writing by Purchasers and HilleVax. The expiration date may be extended under the following circumstances: (i) Purchaser may, in its discretion, and shall, at the request of HilleVax, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (unless otherwise agreed upon by Purchasers and HilleVax) (A) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived, (B) if, as of the then-scheduled expiration date, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger

Agreement or (ii) to comply with any period required by the SEC or The Nasdaq Global Market applicable to the Offer. In no event will Purchasers be permitted to extend the Offer beyond February 4, 2026, which is the Outside Date of the Merger Agreement, without the prior written consent of HilleVax.

Parent has formed Merger Sub for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of each of Parent and Merger Sub is 2200 Powell Street, Suite 310, Emeryville, CA 94608. The telephone number of each of Parent and Merger Sub is (510) 204-7200.

HilleVax has made information relating to the Offer available online under the “SEC” subsection of the “Financial Information” section of HilleVax’s website at https://ir.hillevax.com/ and HilleVax has filed this Schedule 14D-9, and Purchasers have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of HilleVax, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between HilleVax or its affiliates, on the one hand, and (i) HilleVax’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. HilleVax’s Board of Directors (the “HilleVax Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Purchasers and Their Affiliates

Merger Agreement

On August 4, 2025, HilleVax and Purchasers entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among HilleVax and Purchasers in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide HilleVax’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by HilleVax to Purchasers and representations and warranties made by Purchasers to HilleVax. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about HilleVax, Parent or Merger Sub in HilleVax’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by HilleVax to Purchasers in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among HilleVax and Purchasers, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about HilleVax or Purchasers. HilleVax’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” (ii) the rights of holders of Shares to pursue specific performance or damages in accordance with the Merger Agreement in the event of a breach thereof by Parent or Merger Sub; provided that HilleVax shall have the sole and exclusive right, on behalf of and as agent for such holders, to enforce such rights and (iii) from and after the time at which Purchasers irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, HilleVax Options, and HilleVax RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of HilleVax, Purchasers or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HilleVax’s or Purchasers’ public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Offer Closing Time, Purchasers expect to enter a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as the amount equal to:

(i) (1) 90% of the net proceeds with respect to any financing arrangement for, or the sale, transfer, license or other disposition by Parent or any of its affiliates, including the Company (after the Merger), of all or any part of any and all remaining norovirus vaccine programs of the Company (such programs, “Legacy Assets” and such transaction, a “Legacy Assets Transaction”) if such Legacy Assets Transaction occurs within two years following the closing of the Merger (the “Legacy Assets Transaction Period”), and (2) if there remain any unused funds in the $250,000 expense fund established under the CVR Agreement for Parent to utilize in connection with satisfying certain of its obligations related to the Purpose (the “Legacy Assets and Expense Fund”) following the end of the Legacy Assets Transaction Period (“Remaining Funds”), 100% of such Remaining Funds (clause (1) and (2), collectively, the “Legacy Assets Transaction Proceeds”) if any; plus

(ii) cash payments equal to (1) the return of the security deposit by B9 LS Harrison & Washington LLC (the “Landlord”), which equals $1,631,365.50 after deducting any amount used, applied or retained by the Landlord pursuant to that certain Lease, dated March 14, 2022, between the Company and the Landlord regarding the premises (the “Premises”) on the fifth floor of the building known as 321 Harrison Avenue, Boston, Massachusetts (the “Harrison Lease”), (2) any interest accrued on the bank account maintained by Parent or its Affiliate that contains future lease payment obligations under the Harrison Lease transferred by the Company immediately following the Closing, with such accrued interest calculated on an annual basis for each successive 12-month period following the Merger Closing Date, (3) if the Harrison Lease is assigned or subleased within twelve (12) months of the Merger Closing Date (including pursuant to that certain Sublease Agreement, dated as of July 31, 2025, by and between the Company and Stellaromics, Inc. (the “Harrison Sublease”)), 100% of the amount equal to the lease payment obligations assigned to or assumed by any subtenant under the Harrison Lease (including pursuant to the Harrison Sublease) (such assigned lease payment obligations, the “Savings”) calculated on an annual basis for each successive 12-month period following the Merger Closing Date (provided, that the Harrison Sublease shall be included for purposes of this clause (3)), (4) if the Harrison Lease is assigned or subleased after twelve (12) months of the Closing Date, 90% of the applicable Savings calculated on an annual basis for each successive 12-month period following the Merger Closing Date, and (5) if any subtenant under the Harrison Lease extends the terms of such subtenant’s sublease (including pursuant to the Harrison Sublease), 100% of the applicable Savings calculated on an annual basis for each successive 12-month period following the Merger Closing Date (clauses (1) – (5), collectively, the “Legacy Receivable Amounts”), if any; plus

(iii) if the amount of Closing Net Cash, recalculated by Parent pursuant to the procedures set forth in the CVR Agreement no later than 90 days following the Merger Closing Date (the “Final Net Cash”) is greater than the Signing Net Cash, then the amount equal to (1) the Final Net Cash minus (2) the Signing Net Cash (the “Net Cash Excess”), if any; minus

(iv) if the Final Net Cash is less than the Signing Net Cash, then the amount equal to (1) the Final Net Cash minus (2) the Signing Net Cash (the “Net Cash Shortfall”), if any.

HilleVax estimates the CVR Proceeds that would be payable pursuant to the CVRs with respect to the Legacy Receivable Amounts will be approximately $0.12 per Share, which was derived by applying to HilleVax management’s estimate of potential Savings with respect to the Legacy Receivable Amounts a discount rate equivalent to ICE BofA US High Yield Index Effective Yield of 6.82% as of July 21, 2025, and discounting these amounts back to September 30, 2025, the assumed closing date for the Merger, to derive an estimated present value per Share. The foregoing assumes that there will be no positive or negative adjustment to the CVR Proceeds because of a Net Cash Excess or a Net Cash Shortfall, respectively.

Given the CVR Proceeds with respect to Legacy Assets Transaction Proceeds consist of contingent payments relating to the occurrence of Legacy Assets Transactions, HilleVax is unable to rely on or otherwise benchmark an industry probability of success of payment of any CVR Proceeds with respect to Legacy Assets Transactions. There can be no assurance that any Legacy Assets Transaction will occur prior to the Expiration Date or that there will be any positive or negative adjustment based on the final calculation of Final Net Cash nor is there any assurance regarding the exact amount of such CVR Proceeds or the timing of any such payment. Accordingly, in deciding whether to tender your Shares into the Offer, you should understand that it is possible that no payment will be made pursuant to the CVRs with respect to Legacy Assets Transaction Proceeds.

HilleVax management prepared the following examples to illustrate the various scenarios in which CVR Proceeds could become payable with respect to Legacy Assets Transaction Proceeds:

•

Illustrative Example 1: No Legacy Assets Transaction occurs within two (2) years of the closing of the Merger. CVR Holders would only receive any Remaining Funds from the Legacy Assets and Expense Fund.

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Illustrative Example 2: The Legacy Assets are disposed of within two (2) years of the closing of the Merger without any dilutive equity issuances for net proceeds of $500,000. CVR Holders would receive $450,000, plus any Remaining Funds from the Legacy Assets and Expense Fund.

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Illustrative Example 3: The Legacy Assets are restructured into Parent NewCo (“Parent NewCo Restructuring”), and in connection with such Parent NewCo Restructuring, Parent NewCo issues (x) 20% of its equity interests to the applicable licensor for such Legacy Assets as consideration to amend or extend the applicable license, (y) 40% of its equity to investors as consideration for cash proceeds to advance development of the Legacy Assets, and (z) 20% of its equity as consideration for services to Parent Newco. However, Parent NewCo is not sold before the Expiration Date. CVR Holders will only receive any Remaining Funds from the Legacy Assets and Expense Fund.

•

Illustrative Example 4: The Parent NewCo Restructuring occurs, but Parent NewCo is subsequently sold before the Expiration Date for $10,000,000 in net proceeds. With Parent holding 20% of the equity interests in Parent Newco at the time of such disposition, CVR Holders would receive $1,800,000, plus any Remaining Funds from the Legacy Assets and Expense Fund.

•

Illustrative Example 5: The Parent NewCo Restructuring occurs, but Parent NewCo is sold before the Expiration Date in exchange for only contingent milestones and/or royalties. Assuming Parent holds 20% of the equity interests in Parent Newco at the time of such disposition, CVR Holders would receive 90% of any milestone payments or royalties received by Parent prior to the Expiration Date, plus any Remaining Funds from the Legacy Assets and Expense Fund.

To the extent any CVR Proceeds becomes payable with respect to Legacy Assets Transaction Proceeds, CVR holders will receive approximately 1 cent per CVR for every $507,700 in net proceeds received.

The “CVR Payment Date” means (a) with respect to any Net Cash Excess (if any), no later than 30 days following the final determination of the Final Net Cash; (b) with respect to any Legacy Assets Transaction Proceeds described in clause (1) of such definition, no later than 30 days following the later of (i) the final determination of the Final Net Cash and (ii) receipt of the corresponding portion of Gross Proceeds (as defined in the CVR Agreement) by Parent or any of its Affiliates, pursuant to which Legacy Assets Transaction Proceeds are payable to Holders; (c) with respect to any Legacy Assets Transaction Proceeds described in clause (2) of such definition, no later than 30 days following the end of the Legacy Assets Transaction Period if there are any

Remaining Funds; and (d) with respect to Legacy Receivable Amounts, no later than 30 days following the later of (i) the final determination of the Final Net Cash and (ii) the receipt or realization, as applicable, of any amount of the Legacy Receivable Amount (e.g., the realization of Savings described in clause (3), clause (4) or clause (5) of the definition of “Legacy Receivable Amounts”).

In the event that the applicable proceeds are not achieved prior to the last applicable CVR Payment Date, the CVR Holders will not receive any payment pursuant to the CVR Agreement. The date on which the Legacy Assets Transaction Period expires is the “Expiration Date”; provided that, to the extent a Legacy Assets Transaction takes place during the Legacy Assets Transaction Period, the Expiration Date shall be the earliest to occur of (a) the date that is the fifth (5th) anniversary of the date upon which any product resulting from the Legacy Assets is approved for marketing and sale by regulatory authorities in a country, and (b) the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid for Legacy Assets Transaction Proceeds under the terms of the CVR Agreement.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent (and, following the Effective Time, the Surviving Corporation) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. References to “Buyer Entities” with respect to post-closing obligations under the CVR Agreement in this Item 3 under the heading “Form of Contingent Value Rights Agreement” include the Surviving Corporation from and after the Effective Time.

Solely if requested in writing by the Representative, Parent shall (or shall cause its Affiliates to) enter into one or more definitive agreements providing for a Legacy Assets Transaction (“Legacy Assets Transaction Agreements”); provided, however, that Parent shall not be required to enter into a Legacy Assets Transaction Agreement if such arrangement would result in the Legacy Assets being required by generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (“GAAP”) to be consolidated in the financial statements of Parent following the consummation of the transactions contemplated by such Legacy Assets Transaction Agreement. For the avoidance of doubt, neither Parent nor any of its Affiliates may enter into a Legacy Assets Transaction Agreement without the prior written consent of the Representative.

Parent shall (or shall cause its Affiliates to) utilize the Legacy Assets and Expense Fund to take all actions reasonably necessary or advisable (subject to the prior written consent of the Representative) to maintain, advance and maximize the value of the Legacy Assets and pursue one or more Legacy Assets Transactions (collectively, the “Purpose”), including but not limited to (i) the transfer of the Legacy Assets out of the Company and into a newly formed special purpose vehicle or other similar structure (“Parent NewCo”), (ii) the issuance of any amount of new equity interests in Parent NewCo to bona fide third party investors and financing sources, (iii) the issuance of any amount of new incentive awards to Parent NewCo employees and/or consultants for services to Parent NewCo for the advancement of the Legacy Assets and pursuit of Legacy Assets Transactions, and (iv) any amount of new equity interests in Parent NewCo to maintain, retain or improve the intellectual property, including the license, with respect to the Legacy Assets.

During the Legacy Assets Transaction Period, Parent will not terminate or negatively impact the required maintenance of the Legacy Assets, including by failing to preserve and maintain the Legacy Assets. Solely if requested in writing by the Representative, Parent shall terminate the Legacy Assets and wind down prosecution and maintenance costs relating to the Legacy Assets.

Parent will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Legacy Assets Transaction Agreement, to the extent such intellectual property is contemplated by said Disposition Agreement.

During the Legacy Assets Transaction Period, Parent will, and will cause its subsidiaries, licensees and rights transferees to, use commercially reasonable efforts to enter into one or more Legacy Assets Transaction Agreements as promptly as practicable following the Effective Time. During the Legacy Assets Transaction Period, Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to (i) preserve and maintain the Legacy Assets, (ii) pursue any Legacy Assets Transaction required to advance the Legacy Assets and (iii) take all other actions reasonably necessary and advisable to advance and maximize the value of the Legacy Assets in connection with achieving one or more Legacy Assets Transactions. Parent shall consult with the Representative on all efforts taken by Parent and its Affiliates in compliance with Parent’s obligations under the CVR Agreement.

In the event that any of Purchasers desires to consummate a Change of Control (as defined in the CVR Agreement) prior to the final CVR Payment Date, such Purchaser or its successor, as applicable depending upon the structure of the Change of Control, will cause the person acquiring the Purchaser to assume the Purchaser’s or its successor’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under the CVR Agreement. No later than five business days after the consummation of any Change of Control, the Purchaser will deliver to the Rights Agent an officer’s certificate, stating that such Change of Control complies with the CVR Agreement and that all conditions precedent herein relating to such transaction have been complied with.

Until such time as the Expiration Date occurs, (i) Parent will, and will cause its Subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and its Subsidiaries regarding its activities (including its resources and efforts) with respect to entering into Legacy Assets Transaction Agreements and (ii) to the extent Parent licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Parent will require the licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Parent to comply with its obligations under the CVR Agreement.

Upon the reasonable written request from the Representative, and subject to the Representative executing a customary confidentiality agreement in the event the information provided would constitute material non-public information of Parent, Parent has agreed to provide (i) during the Legacy Assets Transaction Period, the Representative with a written update in reasonable detail describing the progress, status and anticipated trajectory of efforts in respect of Legacy Assets Transactions and (ii) the anticipated timing of receiving payments in respect of such Legacy Assets Transactions, in each case up to one time in a fiscal quarter of each calendar year.

In connection with the Harrison Sublease, the Company anticipates receiving approximately $6,993,980 in payments over the life of the lease, which includes base rent payments and triple net fees to be paid by Stellaromics, Inc., and is net of transaction or broker fees associated with the Harrison Sublease. The anticipated payments are subject to several conditions, including, but not limited to, obtaining consent from the Landlord, which has not yet been secured as of the date of this filing. The commencement of such payments are not expected to begin until November 2025, and they will be distributed over the duration of the lease term. These payments are subject to risks associated with Stellaromics, Inc.’s contractual obligation to pay. For additional information, please see the discussion contained in Item 4 under the heading “HilleVax Management Dissolution Analysis.”

The Representative, Purchasers and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders. With the consent of at least 30% of the CVR Holders (the “Acting CVR Holders”), the Representative, Parent, Purchaser and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Purchasers will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Purchasers and the Acting CVR Holders, or (iii) the Expiration Date, subject to certain reporting obligations by Parent to the Representative pursuant to the CVR Agreement.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Support Agreement

In connection with the execution of the Merger Agreement, on August 4, 2025, following approval thereof by the HilleVax Board, Purchasers entered into support agreements (each, a “Support Agreement”) with the Company’s officers and directors and certain of the Company’s stockholders (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 22.9% of the outstanding Shares as of July 31, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the HilleVax Board votes to approve a superior proposal or a change in the recommendation of the HilleVax Board with respect to certain intervening events.

The foregoing summary and description of the material terms of the Form of Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

HilleVax and XOMA (US) LLC, a subsidiary of Parent, entered into a confidentiality agreement, dated as of December 2, 2024 (the “Confidentiality Agreement”), pursuant to which the parties agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement will automatically terminate upon the earlier of (i) receipt by one party of written notice from the other of termination of exploration of the possible transaction or (ii) December 2, 2025, except each party’s obligations with respect to Confidential Information (as defined in the Confidentiality Agreement) will expire six years after the date of the agreement.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between HilleVax and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the HilleVax Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of HilleVax’s stockholders generally. The HilleVax Board was aware of these interests and considered them, among other matters, in reaching the decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of outstanding HilleVax Options and HilleVax RSUs held by HilleVax’s executive officers and non-employee directors, as applicable, at the Effective Time;

•	the receipt of retention bonuses payable to HilleVax’s executive officers under certain retention bonus letters; and

•	the potential receipt of severance payments and benefits by HilleVax’s executive officers under their respective employment letters.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of HilleVax who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Cash Amount on the same terms and conditions as the other stockholders of HilleVax as described in the Merger Agreement. As of August 15, 2025, the executive officers and directors of HilleVax beneficially owned, in the aggregate, 12,260,375 Shares (which, for clarity, excludes Shares subject to outstanding HilleVax Options and HilleVax RSUs). If the executive officers and directors were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the executive officers and directors would receive collectively, (i) an aggregate of $23,907,732 in cash, assuming the maximum potential Cash Amount of $1.95 per Share, and (ii) 12,260,375 CVRs, pursuant to the Offer.

The following table sets forth (i) the number of Shares beneficially owned as of August 15, 2025, by each of HilleVax’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding HilleVax Options and HilleVax RSUs), (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer, assuming the maximum potential Cash Amount of $1.95 per Share, and (iii) the aggregate number of CVRs that would be provided as consideration for each such Share. No amounts have been included in the table below with respect to the CVRs to be received by HilleVax’s executive officers and directors in respect of their Shares.

Name of Executive Officer or Director	Number of Shares Beneficially Owned (#)		Cash Consideration for Shares Beneficially Owned ($)(1)	Number of CVRs in Respect of Shares Beneficially Owned (#)(2)
Robert Hershberg, M.D., Ph.D.	876,862		1,709,881	876,862
Shane Maltbie	26,429		51,537	26,429
Shelley Chu, M.D., Ph.D.	—		—	—
Nanette Cocero, Ph.D.	—		—	—
Gary Dubin, M.D.	—		—	—
Julie Gerberding, M.D. M.P.H.	—		—	—
Patrick Heron	10,592,062	(3)	20,654,521	10,592,062
Jeryl Hilleman	42,025		81,949	42,025
Aditya Kohli, Ph.D.	680,972		1,327,895	680,972
Jaime Sepulveda, M.D., D.Sc., M.P.H.	42,025		81,949	42,025

(1)	Calculated based on (a) the number of Shares beneficially owned, multiplied by (b) $1.95, the maximum potential Cash Amount payable per Share.
(2)

Calculated based on the number of Shares beneficially owned. Each CVR represents the contractual right to receive certain contingent cash payments as described below in the section entitled “— Form of Contingent Value Rights Agreement.”

(3)

Based on information contained in Schedule 13D/A filed with the SEC on May 31, 2024 by Frazier Life Sciences X, L.P. (“FLS X”), FHMLSP, L.P., FHMLSP, L.L.C., Frazier Life Sciences Public Overage Fund, L.P., FHMLSP Overage, L.P., FHMLSP Overage, L.L.C., FHMLS X, L.P., FHMLS X, L.L.C., Frazier Life Sciences XI, L.P., FHMLS XI, L.P., FHMLS XI, L.L.C., Frazier Life Sciences Public Fund, L.P.

(“FLSPF”), James N. Topper, Patrick J. Heron, Albert Cha, James Brush and Daniel Estes on May 31, 2024. 8,535,337 shares are held directly by FLS X. The general partner of FLS X is FHMLS X, L.P., and the general partner of FHMLS X, L.P. is FHMLS X, L.L.C. James Topper, M.D., Ph.D., and Patrick Heron are the sole managing members of FHMLS X, L.L.C. and share voting and investment power of the securities held by FLS X. Dr. Topper and Mr. Heron disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. 60,635 shares are held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Mr. Heron, Dr. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. 49,760 shares are held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Mr. Heron, Dr. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. 1,946,330 shares are held directly by FLSPF. The general partner of FLSPF is FHMLSP, L.P., and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C. Dr. Topper, Mr. Heron, Mr. Cha and Mr. Brush are the sole managing members of FHMLSP, L.L.C. and share voting and investment power of the securities held by FLSPF. Dr. Topper, Mr. Heron, Mr. Cha and Mr. Brush disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

Treatment of Equity Awards in the Transactions

Treatment of HilleVax Options

Immediately prior to the Offer Closing Time, each HilleVax Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Company Stock Option Cash Consideration, and (ii) one (1) CVR for each Share underlying such HilleVax Option at the Effective Time. At the Effective Time, each Out-of-the-Money Option will be canceled for no consideration. As of August 15, 2025 none of HilleVax’s executive officers and non-employee directors hold In-the-Money Options.

Treatment of HilleVax RSUs

Immediately prior to the Offer Closing Time, each then-outstanding HilleVax RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding HilleVax RSU will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Restricted Stock Unit Cash Consideration, and (ii) one (1) CVR for each share of the HilleVax Common Stock underlying such HilleVax RSU Award at the Effective Time.

The table below sets forth, for each of HilleVax’s executive officers and directors holding HilleVax RSUs as of August 15, 2025, (i) the aggregate number of Shares subject to such HilleVax RSUs and (ii) the value of cash amounts payable in respect of such HilleVax RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such HilleVax RSUs (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $1.95 per Share.

Name of Executive Officer or Director	Number of HilleVax RSUs (#)	Cash Consideration for HilleVax RSUs ($)	Number of CVRs Issued in Respect of HilleVax RSUs (#)(1)
Robert Hershberg, M.D., Ph.D.	224,636	438,040	224,636
Shane Maltbie	57,309	111,753	57,309
Shelley Chu, M.D., Ph.D.	17,199	33,538	17,199
Nanette Cocero, Ph.D.	17,199	33,538	17,199

Name of Executive Officer or Director	Number of HilleVax RSUs (#)	Cash Consideration for HilleVax RSUs ($)	Number of CVRs Issued in Respect of HilleVax RSUs (#)(1)
Gary Dubin, M.D.	17,199	33,538	17,199
Julie Gerberding, M.D. M.P.H.	17,199	33,538	17,199
Patrick Heron	17,199	33,538	17,199
Jeryl Hilleman	17,199	33,538	17,199
Aditya Kohli, Ph.D.	17,199	33,538	17,199
Jaime Sepulveda, M.D., D.Sc., M.P.H.	17,199	33,538	17,199

(1)

Each CVR represents the contractual right to receive certain contingent cash payments as described below in the section entitled “— Form of Contingent Value Rights Agreement.” As of August 15, 2025, each of our executive officers and directors will be eligible to receive the following amounts pursuant to the CVRs, which reflect the minimum amount payable as of such time: Dr. Hershberg, $26,956, Mr. Maltbie, $6,877, Dr. Chu, $2,064, Dr. Cocero, $2,064, Dr. Dubin, $2,064, Dr. Gerberding, $2,064, Mr. Heron, $2,064, Mr. Hilleman, $2,064, Dr. Kohli, $2,064 and Dr. Sepulveda, $2,064.

Treatment of the HilleVax Equity Plans

The Merger Agreement provides that, prior to the Effective Time, HilleVax will provide that, on or after the Effective Time, no holder of any HilleVax Option or HilleVax RSU will have the right to acquire any equity interest in HilleVax or the Surviving Corporation and that each HilleVax Equity Plan will be terminated as of the Effective Time.

Treatment of HilleVax ESPP

HilleVax sponsors the HilleVax ESPP, in which executive officers and other employees are eligible to have up to 15% of their eligible earnings withheld, subject to certain limitations, to purchase shares of common stock pursuant to the HilleVax ESPP. The Merger Agreement provides that, prior to the Effective Time, HilleVax will take all reasonable actions required to (i) terminate the HilleVax ESPP, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Employee Matters

Parent shall use commercially reasonable efforts to provide continuation coverage under the group health plans maintained by Parent pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”) to all HilleVax employees as of the Merger Closing Date and former HilleVax employees receiving COBRA continuation coverage as of the Merger Closing Date for eighteen (18) months following the Merger Closing Date. If Parent determines prior to the Merger Closing Date in its reasonable discretion that it is unable to provide COBRA continuation coverage to such individuals, HilleVax will provide such affected individuals with lump sum payments to cover the costs of such COBRA continuation coverage (which amount will be grossed up for taxes) for the applicable period for which HilleVax would provide coverage at company expense under the employee’s severance arrangements (or any remaining portion of such period).

HilleVax will terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs.

Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships

Employment Letters

HilleVax has entered into employment letters with each of its executive officers, Robert Hershberg and Shane Maltbie. Each employment letter has no specific term and provides for at-will employment. Each employment letter provides for certain severance and change in control benefits as described below.

Regardless of the manner in which Dr. Hershberg’s or Mr. Maltbie’s employment terminates, they will be entitled to receive amounts previously earned during their term of employment, including unpaid salary and accrued but unused vacation. In addition, Dr. Hershberg and Mr. Maltbie will be entitled to certain severance benefits under their employment letters, subject to their execution of a release of claims, return of all company property, compliance with post-termination obligations and resignation from positions with us.

Dr. Hershberg’s and Mr. Maltbie’s employment letters provide for severance benefits for certain terminations that arise during and outside a change in control period (as defined below). Upon a termination without cause or resignation for good reason outside of a change in control period, each of Dr. Hershberg and Mr. Maltbie will be entitled to: (1) continuation of his base salary for 12 months for Dr. Hershberg (or 9 months for Mr. Maltbie) (in each case, such applicable period, the “severance period”), (2) a lump sum equal to his target bonus for the year during which such termination occurs, prorated for the portion of the calendar year in which his termination occurs that has elapsed prior to such termination, plus any unpaid annual bonus for the calendar year prior to the year in which his termination occurs, to the extent he is entitled to such bonus and if such bonus has not already been paid, (3) payments of the COBRA premiums for him and his eligible dependents (which amount will be grossed-up for taxes) until the earliest of (a) the end of the severance period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment, and (4) acceleration of the vesting of all outstanding equity awards that would have vested during the severance period.

Upon a termination without cause or resignation for good reason that occurs within 24 months after a change in control (such applicable period, the “change in control period”), each of Dr. Hershberg and Mr. Maltbie will be entitled to all of the same severance benefits, as described above, except (1) the severance period is increased from 12 months to 18 months for Dr. Hershberg (or from 9 months to 12 months for Mr. Maltbie), (2) each of Dr. Hershberg and Mr. Maltbie will be entitled to a lump sum payment equal to his target bonus for the year during which such termination occurs, to the extent he is entitled to such bonus and if such bonus for the year during which such termination occurs, plus any unpaid annual bonus for the calendar year prior to the year in which his termination occurs, to the extent he is entitled to such bonus and if such bonus has not already been paid, and (3) all unvested and outstanding equity awards will become fully vested on the effective date of his release.

Retention Bonus Letters

On March 25, 2025, HilleVax entered into a retention bonus letter with each of Dr. Hershberg and Mr. Maltbie. Pursuant to the retention bonus letters, each of Dr. Hershberg and Mr. Maltbie is eligible to receive a retention bonus of $500,063 and $354,750, respectively, if a change in control (as defined in the 2022 Incentive Award Plan) occurs on or prior to March 31, 2026, subject to the executive’s continued service through the closing of any such change in control. The Merger Closing will be a “change in control” within the meaning of the 2022 Incentive Award Plan. In the event Dr. Hershberg’s or Mr. Maltbie’s employment, as applicable, is terminated without “cause,” by reason of death or disability, or if the executive resigns for “good reason” (each as defined in the retention bonus letter), prior to the payment of the retention bonus, he will be entitled to the retention bonus, subject to the execution and non-revocation of a general release of claims in favor of HilleVax.

Non-Employee Director Compensation Program

Pursuant to the Non-Employee Director Compensation Program, outstanding and unvested equity awards held by HilleVax’s non-employee directors will accelerate in full upon a change in control. The Merger Closing will be a change in control for purposes of the HilleVax Stock Plans.

The foregoing summaries and descriptions of the material terms of the employment letters, retention bonus letters and the Non-Employee Director Compensation Program do not purport to be complete and are qualified in their entirety by reference to the full text of the employment letters, form retention bonus letter and the Non-Employee Director Compensation Program, which are filed as Exhibits (e)(8) through (e)(11) hereto and are incorporated herein by reference.

Future Arrangements

It is possible that employees of HilleVax who remain in service following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment or consulting opportunities have been negotiated between members of HilleVax and Parent.

Section 16 Matters

The Company and the HilleVax Board will, to the extent necessary and in accordance with the Merger Agreement, take appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares and HilleVax Options and HilleVax RSUs) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Rule 14d-10(d) Matters

On August 3, 2025, in connection with signing the Merger Agreement, the compensation committee of the HilleVax Board adopted resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Prior to the consummation of the Offer, to the extent required, the compensation committee of the HilleVax Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Charter provides that the Company shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The indemnification provisions contained in the Charter are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of the Company for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the Charter, the bylaws of the Company or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, following good faith consultation with Parent, the Company has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of HilleVax; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect HilleVax’s current directors’ and officers’ liability insurance covering each person currently covered by HilleVax’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event will Parent or HilleVax be required to pay annual premiums for insurance in excess of 250% of the amount of the annual premiums currently paid by HilleVax for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 250% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the HilleVax Board

On August 3, 2025, the HilleVax Board held a meeting at which the HilleVax Board unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time and (iv) subject to the conditions set forth in the Merger Agreement, recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the HilleVax Board,” the HilleVax Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated August 4, 2025, issued by HilleVax announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the HilleVax Board, their representatives or other parties.

The Board, together with senior management, routinely review and assess HilleVax’s strategic direction and business plans with a view towards strengthening HilleVax’s business and identifying potential opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Board and senior management reviewed potential strategic alternatives available to HilleVax, remaining an independent entity, capital raising activities, potential strategic acquisitions, business combinations, partnerships, licenses, collaborations and other financial and strategic transactions, including the potential sale of HilleVax, in order to enhance the value of HilleVax’s business and operations and regularly engaged in business development outreach around its vaccine programs with strategic parties.

On July 8, 2024, HilleVax announced topline data from its NEST-IN1 Phase 2b clinical study of HIL-214 in infants, in which the study did not meet its primary endpoint of efficacy against moderate or severe acute gastroenteritis events due to GI.1 or GII.4 norovirus genotypes and its plan to discontinue further development of HIL-214 in infants and that it was exploring the potential for continued development of HIL-214 and its HIL-216 vaccine candidate in adults.

Between July 2024 and December 2024, at the direction of the Board, management reached out to three large public pharmaceutical companies (“Party A”, “Party B” and “Party C”, respectively) that prior to the announcement of the NEST-IN1 Phase 2b clinical study topline data had previously expressed interest in staying informed around HilleVax’s vaccine programs to assess interest in a strategic transaction.

On July 12, 2024, the Board held a meeting, attended by members of management and Latham & Watkins LLP (“Latham”), HilleVax’s outside counsel. The Board discussed the ongoing post-hoc analysis being conducted on the NEST-IN1 study, business development efforts with Party A, Party B and Party C to date, including interactions since the NEST-IN1 data release and exploring combinations with private strategic counterparties (a “reverse merger transaction”), as a strategic option to maximize stockholder value. The Board authorized management to work with Leerink Partners as a financial advisor to explore potential reverse merger transaction counterparties in parallel with the ongoing development analysis.

On July 26, 2024, the Board held a meeting, attended by members of management and Latham. At the meeting, the Board approved a workforce reduction of approximately 41 employees, constituting approximately 40% of HilleVax’s workforce, as part of its plan to implement cost reduction strategies while exploring business development and strategic alternatives. In addition, the Board authorized management to engage Leerink Partners as financial advisor in assisting with its strategic review process. On July 31, 2024, HilleVax announced the workforce reduction.

On August 16, 2024, the Board held a meeting, attended by members of management and Latham. The Board discussed ongoing and planned partnering discussions with Party A, Party B and Party C and related timing, as well as the ongoing financial cost analysis for continuing to pursue a development program in adults for HilleVax’s vaccine candidates.

On September 13, 2024, the Board held a meeting, attended by members of management and Latham. The Board continued to review ongoing development analysis for HIL-214 and competitive developments in the vaccine space, as well as ongoing discussions with Party A, Party B and Party C.

On September 27, 2024, the Board held a meeting, attended by members of management and Latham. At the meeting, the Board reviewed an update on developments in the vaccine space and on business development partnering activities, including feedback from Party A and Party C that they were no longer interested in a potential transaction with HilleVax and feedback from Party B that Party B was interested in continuing discussions with HilleVax regarding a potential strategic transaction. The Board also evaluated whether a further workforce reduction and timing thereof would be in the best interest of HilleVax. The Board also reviewed the terms of a proposed engagement with Leerink Partners to act as its financial advisor in connection with its strategic review process, based on Leerink Partners’ qualifications, professional reputation, experience and expertise as a financial advisor for transactions in the biopharmaceutical industry, and directed management to engage Leerink Partners on behalf of HilleVax and on October 2, 2024, HilleVax formally engaged Leerink Partners in connection with HilleVax’s exploration of strategic alternatives, including a sale, merger, combination or other strategic transaction.

Between September 2024 and January 2025, at the direction of the Board, management or Leerink Partners contacted 33 potential counterparties determined in discussions with management to be viable counterparties candidates for a successful potential strategic transaction. HilleVax also received inbound interest from a strategic party. In selecting the potential strategic counterparties, the Board and management considered, among other things, whether the counterparty had a lead asset already in the clinic with clinical proof-of-concept data, its current investors, timing of clinical and regulatory data inflection points, its cash position, and additional financing needs to further its pipeline. Of those contacted in the initial outreach process, 14 submitted non-binding indications of interest. Of the 14 potential counterparties who submitted non-binding indications of interest, HilleVax entered into confidentiality agreements with 14 potential counterparties, all of which included customary standstill provisions with customary exclusions, including a provision that terminated the standstill upon HilleVax’s public announcement of entry into any change in control transaction. All 14 parties that submitted an indication of interest were subsequently invited to conduct confidential management presentations to HilleVax. After evaluation of the submitted indications of interests and management presentations, HilleVax selected three privately held, clinical-stage biotechnology company parties, Party D, Party E, and Party F for further detailed diligence and discussion.

On October 11, 2024, Party D proposed a reverse merger transaction with an ascribed valuation of HilleVax of $155,000,000 (assuming closing net cash of $150,000,000) and an ascribed valuation of Party D of $350,000,000, a significant step up from its valuation in its last financing, with an implied ownership interest in the combined company of approximately 31% for existing Company stockholders prior to any concurrent financing.

On October 15, 2024, HilleVax announced a workforce reduction of approximately 15 employees, constituting approximately 25% of HilleVax’s remaining workforce, in order to reduce its operating expenses while maintaining core capabilities as HilleVax continued to explore the potential for continued development of its vaccine candidates as well as business development alternatives.

On each of October 17, November 1, and November 15, 2024, the Board held a meeting, attended by members of management and Latham. At each meeting, management provided an update that Party B continued to express potential interest in a partnering or other strategic transaction but did not put forth any proposal, as well as the ongoing evaluation process, including diligence of potential strategic combination parties, in each case to maximize stockholder value.

On November 25, 2024, HilleVax management had a preliminary discussion with representatives of Parent regarding a potential transaction between HilleVax and Parent. Following the discussion, XOMA (US) LLC, a wholly-owned subsidiary of Parent, entered into a confidentiality agreement with HilleVax. The confidentiality agreement did not contain a standstill provision or a “don’t ask / don’t waive” provision.

On November 27, 2024, the Board held a meeting, attended by members of management and Latham. At the meeting, management updated the Board that Party B had informed management it was not interested in a potential transaction. Management also reviewed an additional workforce reduction plan and provided an update on review of potential strategic combination parties, including the status of diligence, as well as the development and commercial opportunity for HIL-216 and related development costs.

On December 4, 2024, HilleVax commenced a workforce reduction of 28 employees, constituting approximately 70% of HilleVax’s remaining workforce, in order to reduce its operating expenses while continuing to explore and evaluate the development of its vaccine candidates as well as business development-related activities for these vaccine candidates and other strategic alternatives.

On December 9, 2024, representatives of Parent and Leerink Partners, on behalf of HilleVax management, held an initial conversation regarding potential structures for a transaction between Parent and HilleVax.

On December 13, 2024, the Board held a meeting, attended by members of management and Latham. At the meeting, management provided an update on the review of potential strategic combination parties, including the status of diligence. The Board discussed criteria that the Board considered important in reviewing potential combination counterparties, including phase of clinical development, presence or absence of clinical data and commercial opportunity. In addition, the Board approved the formation of a transaction committee of the Board for the purpose of continuing to identify, consider, evaluate and make recommendations to the Board regarding a potential strategic transaction (the “Transaction Committee”) and appointed Shelley Chu, M.D., Ph.D., Nanette Cocero, Ph.D., and Jaime Sepulveda, M.D., D.Sc., M.P.H to serve as independent and disinterested directors on the Transaction Committee. The Transaction Committee was formed for expediency of process, as well as to allow the independent evaluation by the Transaction Committee of potential combination counterparties affiliated with Frazier Healthcare Partners and its affiliates serving on the Board, Dr. Hershberg, Dr. Kohli and Mr. Heron.

On December 16, 2024, Party E proposed a reverse merger transaction with an ascribed valuation of HilleVax of $165,000,000 (assuming closing net cash of $150,000,000) and an ascribed valuation of Party E of $450,000,000, the same valuation from a recently completed financing, with an implied ownership interest in the combined company of approximately 27% for existing Company stockholders prior to any concurrent financing.

On December 17, 2024, Party F proposed a reverse merger transaction with an ascribed valuation of HilleVax of $160,000,000 (assuming closing net cash of $150,000,000) and an ascribed valuation of Party F of $425,000,000, an approximately 10% increase from the valuation in its last financing, with an implied ownership interest in the combined company of approximately 25% for existing Company stockholders following a required concurrent financing of at least $50,000,000.

On December 20, 2025, the Transaction Committee held a meeting, attended by certain other members of the Board, members of management and representatives of Latham and Leerink Partners. At this meeting, management provided an update on the review of potential strategic combination parties.

On December 30, 2024, the Transaction Committee held a meeting, attended by certain other members of the Board, members of management and Latham and Leerink Partners. At this meeting, HilleVax management noted that, after evaluating the proposal of Party F and conducting additional due diligence, HilleVax management concluded that it was not competitive with the proposals of Party D and Party E and instructed representatives of Leerink Partners to inform Party F that HilleVax was prioritizing discussions with other parties. At this meeting, representatives of Party D and Party E were invited by HilleVax management to conduct management presentations for the Transaction Committee, following which the Transaction Committee discussed the presentations and diligence conducted by HilleVax to date, valuations, proposed terms including concurrent financings contemplated, upcoming key milestones for each party, its investors and potential transaction timelines. At the conclusion of the meeting, the Transaction Committee directed Leerink Partners to continue to negotiate for improved terms with both Party D and Party E.

On January 9, 2025, the Transaction Committee held a meeting, attended by all of the other members of the Board, members of management and Latham and Leerink Partners. At the meeting, management provided an update on diligence and the latest discussions with Party D and Party E. After conducting additional due diligence, including reviewing additional clinical data of the parties, the Transaction Committee concluded to not move forward with Party D and Party E.

From January 9, 2025 through April 30, 2025, management provided regular updates regarding the strategic review process and HilleVax’s cash position to the members of the Board. During this same time frame, representatives of Leerink Partners and HilleVax management reviewed additional potential counterparties that could be interested in a strategic transaction with HilleVax, including a potential reverse merger. This included companies that were contacted as part of the prior phase of the strategic process. Counterparties were primarily privately-held biotechnology companies that were identified, or identified themselves, based on their need to obtain additional financing and/or their interest in becoming a public company with access to the public capital markets. At the direction of HilleVax management, representative of Leerink Partners sent process letters to 6 of these parties. Of the 6 process letters sent by Leerink Partners to potential counterparties, 4 of the counterparties submitted non-binding indications of interest, and 5 counterparties executed, or were subject to existing, customary mutual confidentiality agreements with HilleVax all of which included customary standstill provisions with customary exclusions, including a provision that terminated the standstill upon HilleVax’s public announcement of entry into any change in control transaction. Of the 4 counterparties that submitted non-binding indications of interest, HilleVax after review, engaged in further discussion with 3—Party G, Party H and Party I. During this same time frame, HilleVax received inbound interest from Party J and Party K in acquiring HilleVax via a cash tender offer in which no upfront value would be ascribed to HilleVax’s assets, other than its net cash (such a transaction, a “financial buyer transaction”).

On February 10, 2025, representatives of Parent sent a presentation slide deck to representatives of Leerink Partners which discussed potential structures for Parent’s acquisition of HilleVax.

On February 20, 2025, Parent submitted an initial non-binding proposal to acquire 100% of the equity of HilleVax for a cash price that was $12 million less than HilleVax’s estimated net cash at closing, which was expected to be $120 million net of all transaction expenses, wind-down expenses and legacy liabilities of HilleVax, representing a 25% premium over HilleVax’s most recent closing price as of February 18, 2025, plus a CVR representing the right to receive 85% of the near-term net proceeds from the sale or out-licensing of HilleVax’s legacy assets.

On April 29, 2025, HilleVax management provided an overview to representatives of Parent of HilleVax’s current operations and its preparation of the net cash schedule. Ahead of the meeting of the Board on April 30th, HilleVax management directed representatives of Leerink Partners to confirm that Party J and Party K remained interested in engaging in financial buyer transactions with HilleVax.

On April 30, 2025, the Board held a meeting, attended by members of management and Latham and Leerink Partners. At the meeting, the Board reviewed the overall strategic review process and interest to date and discussed the potential reverse merger counterparties of Party G, Party H and Party I, including each of their respective businesses, assets, cash positions, management teams, prior funding valuations and risks and opportunities. After taking into account all those factors and the overall strategic review process to date, including market conditions and indications of interest received, the Board determined it was not in the best interest of stockholders to proceed with any of the reverse merger transaction proposals received by such parties. The Board further directed management and Leerink Partners to continue to look at opportunities for HilleVax’s remaining assets and to solicit further proposals from financial buyer transactions.

Between April 30 and May 5, 2025, representatives of Leerink Partners and HilleVax management engaged with Parent, Party J, and Party K, each of which had experience in financial buyer transactions, to solicit indications of interest for a cash tender offer transaction.

On May 5, 2025, HilleVax management received an unsolicited indication of interest in a potential transaction from a private financial services company, Party L, and on May 4, 2025, HilleVax entered into a confidentiality agreement with Party L, which contained a customary standstill including a provision that terminated the standstill upon HilleVax’s public announcement of entry into any change in control transaction.

On May 5, 2025, HilleVax entered into a confidentiality agreement with Party K, which contained a customary standstill including a provision that terminated the standstill upon HilleVax’s public announcement of entry into any change in control transaction.

On May 5, 2025, HilleVax received a non-binding indication of interest from Party L, which proposed to combine HilleVax with another publicly-traded company that Party L was itself combining with, to pursue a bitcoin-related business in a transaction in which the combined company would acquire all of the outstanding shares of HilleVax in an all stock deal at a purchase price of (i) a 10% discount to HilleVax’s net cash at closing, (ii) certain shares of the combined Company, and a (iii) contingent value right that would entitle Company shareholders to additional shares of Combined Strategic Company with a value equal to 80% of the value of any sale or disposition of HilleVax’s legacy assets and any savings in respect of HilleVax’s lease obligation.

Also on May 5, 2025, HilleVax received a non-binding indication of interest from Party J with respect to a financial buyer transaction to acquire all the outstanding shares of HilleVax in exchange for HilleVax’s net cash at closing of a transaction less a cash retention payment. Party J offered (i) $1.89 per share at closing, based on estimated net cash of $102.9 million at closing less a cash retention amount of 7% of closing net cash, and (ii) a contingent value right (“CVR”) that would pay HilleVax’s stockholders 80% of the net proceeds payable from any license or other disposition of HilleVax’s vaccine candidates.

Also on May 5, 2025, representatives of Leerink Partners, on behalf of HilleVax, sent an initial draft of the net cash schedule (the “May 5 Net Cash Schedule”), which would ultimately be attached as Schedule I to the merger agreement upon mutual agreement between the parties.

On May 6, 2025, Leerink Partners, as directed by HilleVax management, provided Parent with access to HilleVax’s electronic data room and Parent began conducting due diligence.

On May 8, 2025, representatives of Parent and HilleVax discussed the May 5 Net Cash Schedule and other due diligence matters, such as, among others, the status of HilleVax’s efforts to wind-down its programs and other sources of liabilities, such as operating leases.

In addition, by May 9, 2025, HilleVax had received non-binding indications of interest from Party K and Parent with respect to a financial buyer transaction to acquire all the outstanding shares of HilleVax in exchange for HilleVax’s net cash at closing of a transaction less a cash retention payment. Party K offered (i) $2.09 per share at closing, based on estimated net cash of $110.0 million at closing less a cash retention amount of $3.95 million, (ii) a CVR that would pay HilleVax’s stockholders 100% of any lease savings earned prior to the transaction closing or 85% of any lease savings earned between closing and the three-year anniversary of closing, (iii) a CVR that would pay HilleVax’s stockholders 100% of any cost savings realized prior to closing or 80% of any costs savings realized between closing and the three-year anniversary of closing, and (iv) a CVR that would pay HilleVax’s stockholders 100% of the net proceeds payable from any license or other disposition of HIL-216 prior to the closing or 80% of the net proceeds payable from any license or other disposition of HIL-216 between closing and the two-year anniversary of closing. Parent offered (i) $2.26 per share at closing, based on estimated net cash of $121.5 million at closing less a cash retention amount of $7.5 million, (ii) a CVR that would pay HilleVax’s stockholders annual interest income earned from a bank account which would hold cash to secure HilleVax’s lease liability under the Harrison Lease, (iii) a CVR that would pay HilleVax’s stockholders 100% of any lease savings earned within one year of closing of the transaction or 80% of any lease savings earned after one year of closing of the transaction, and (iv) a CVR that would pay HilleVax’s stockholders 90% of the net proceeds payable from any license or other disposition of HilleVax’s vaccine candidates (the “Parent May 9 Proposal”). Based on a consistent estimated net cash position at closing of $102.9 million, the offers from Party J, Party K and Parent amounted to an upfront cash purchase price per share of $1.8894, $1.9536 and $1.8835, respectively, without giving effect to any potential CVR payments.

On May 10, 2025, the Board held a meeting, attended by members of management and Latham and Leerink Partners. Representatives of Latham reviewed the fiduciary duties of the Board in connection with evaluating HilleVax’s strategic alternatives, including the current indications of interest and the Board evaluated the non-binding indications of interest from Party J, Party K and Parent, as well as the parties, including their historical transactions and ability and likelihood to close a transaction. The Board also reviewed the non-binding indication of interest submitted by Party L, as well as a number of other factors including its management team, risk, limited operations, the complexity of its proposal and its likelihood to close. The Board directed management to continue to negotiate terms of a potential transaction with Party L, based in part on the likelihood Parent, Party J and Party K would not withdraw their interest while HilleVax explored the proposal from Party L.

Thereafter, management engaged with Party L, requesting improved financial terms and closing certainty on its proposal and on June 4, 2025, Party L informed HilleVax management that it was no longer interested in pursuing a transaction with HilleVax.

On May 19, 2025, representatives of Leerink Partners contacted representatives of Party J, Party K and Parent to indicate that their respective initial proposals were inadequate and to encourage the parties to submit a revised offer.

On May 19, 2025, HilleVax management sent Parent a revised non-binding proposal (the “HilleVax May 19 Counter Proposal”), which reflected certain changes to the Parent May 9 Proposal, including, among other things, that (i) the estimated net cash at closing should be $103.8 million, (ii) the cash price would be an amount that was $3.95 million less than the estimated net cash at closing, (iii) if the Harrison Lease is assigned or subleased after the one-year period, 90% of the lease savings (instead of 80%) should be distributed to HilleVax’s stockholders, and (iv) if the Harrison Lease is assigned or subleased prior to the closing of the merger and the same sub-tenant extends the sub-lease or exercises its right of first refusal to expand the leased premises under the Harrison Lease, 100% of such savings should be distributed to HilleVax’s stockholders via a CVR. Later on the same date, Parent accepted the changes made in the HilleVax May 19 Counter Proposal.

On June 4, 2025, the Board held a meeting, attended by members of management and representatives of Latham and Leerink Partners. At this meeting, the Board evaluated revised indications of interest received from Parent and Party K, as well as an additional non-binding indication of interest received from a new financial party (“Party M”). Party M offered (i) $2.023 per share at closing, based on assumed net cash of $106.0 million at closing less a cash retention amount of 3% of closing net cash, and (ii) a CVR that would pay HilleVax’s stockholders 80% of the net proceeds payable from any license or other disposition of HilleVax’s vaccine candidates. Party K’s upfront cash purchase price and retention amount remain unchanged, while (i) it adjusted the CVR for lease savings earned between closing and the three-year anniversary of closing from 85% to 90% of such savings, and (ii) added an option for shareholders to elect either an additional $0.08 per share in cash at closing, or the potential CVR payouts. Parent’s acceptance of the HilleVax May 19 Counter Proposal. The terms from Party K remained unchanged. Based on a consistent, updated assumed net cash position at closing of $106.0 million, the original and revised offers, as applicable, from Party J, Party K, Party M and Parent amounted to an upfront cash purchase price per share of $1.9466, 2.0151, $2.0303 and $2.0151, respectively, without giving effect to any potential CVR payments. The Board also discussed with management and Leerink Partners analysis with respect to the wind down and dissolution of HilleVax and the net cash to be paid to Company stockholders as well as the timeline to consummate a dissolution. The HilleVax Board then directed management and Leerink Partners to solicit improved terms from Party J as compared to Parent, as the Board considered these two proposals to be the leading proposals, based on the financial terms offered and taking into account other factors including the execution experience of the parties. Representatives of Leerink Partners proceeded to solicit an improved offer from Party J and Party J did not re-submit an improved indication of interest.

On June 5, 2025, in a meeting between representatives of HilleVax and Parent, HilleVax expressed continued interest in proceeding with a potential transaction with Parent and also updated Parent on HilleVax’s recent efforts to wind-down its operations.

On June 9, 2025, representatives of Parent and Leerink Partners, on behalf of HilleVax management, discussed the updates on HilleVax’s efforts to wind-down its operations. Parent was informed that HilleVax planned to reserve for its lease obligations under the Harrison Lease in a separate bank account and representatives of HilleVax proposed that Parent would distribute any lease savings realized in connection with such lease payments to HilleVax’s stockholders every six months through a CVR.

On June 11, 2025, HilleVax management notified Party K of the Board’s determination not to pursue a potential transaction with Party K.

On June 17, 2025, Parent and Leerink discussed the status of HilleVax’s efforts to wind-down its operations and the status of the potential transaction.

On June 19, 2025, representatives of Latham sent an initial draft of the Merger Agreement to representatives of Parent’s outside counsel, Gibson Dunn & Crutcher LLP (“Gibson Dunn”), which reflected the terms of the HilleVax May 19 Counter Proposal. The draft Merger Agreement generally included customary terms and conditions for such an agreement including, among other things, for (a) the transaction to be structured as a cash tender offer followed by a back-end merger pursuant to DGCL Section 251(h), (b) a CVR to receive potential payments in accordance with a CVR Agreement, (c) certain stockholders of HilleVax entering into Tender and Support Agreements with the Purchasers, (d) the acceleration and cash out of certain HilleVax equity awards, (e) customary exceptions to the definition of “Company Material Adverse Effect,” which generally defines the standard for certain closing risk, (f) customary representations and warranties with respect to HilleVax and the Purchasers, including a representation by the Purchasers regarding the concurrent delivery of an executed limited guaranty to guarantee the Purchaser’s obligations under the Merger Agreement and the CVR Agreement, (g) HilleVax’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal and (h) HilleVax’s ability to terminate the Merger Agreement to accept a superior proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included (i) reductions to HilleVax’s closing net cash for all remaining lease-related obligations, all costs related to closing, (ii) a termination fee payable by HilleVax in certain circumstances, including with entering into a superior company proposal, and (iii) a minimum closing net cash condition. This initial draft Merger Agreement did not specify the cash price per share.

On June 20, 2025, representatives of Parent and HilleVax discussed the status of the potential transaction and HilleVax provided updates on identifying a sub-lease tenant under the Harrison Lease.

On June 23, 2025, representatives of Leerink Partners notified Party M of the Board’s determination not to further pursue a potential transaction with Party M.

On June 24, 2025, representatives of Gibson Dunn received access to HilleVax’s electronic data room and began conducting confirmatory due diligence.

On June 26, 2025, HilleVax management conducted a supplemental diligence call with representatives of Parent to further refine the May 5 Net Cash Schedule, any remaining liabilities of HilleVax and its efforts to wind-down its operations. On June 27, 2025, following such discussion, Leerink Partners shared a revised draft of the net cash schedule (the “June 27 Net Cash Schedule”), which, among other things, reflected that HilleVax’s best estimate of its net cash at the closing based on its then-current cash condition was $105.4 million.

On July 14, 2025, representatives of Gibson Dunn sent a revised draft of the merger agreement to representatives of Latham, which reflected certain changes, including, among others, that (i) the Cash Amount should not include any “Additional Price Per Share”, which would increase the Cash Amount in the event that there is an excess of the closing net cash as determined prior to the completion of the Offer, (ii) each Out-of-the-Money Option shall not be entitled to receive a CVR, and (iii) Parent shall not be required to provide continued healthcare coverage to certain of HilleVax’s employees.

On the same date, representatives of Gibson Dunn sent to representatives of Latham an initial draft of the CVR Agreement, pursuant to which, among other things, each CVR would represent a contractual right to receive contingent cash payments following the closing of the merger with respect to: (i) the return of the security deposit under the Harrison Lease; (ii) any interest income accrued on the funds reserved for future lease payment obligations under the Harrison Lease; (iii) 90% of any net proceeds received by Parent within five years following regulatory approval from any sale, transfer, license or other disposition of any and all remaining norovirus vaccine programs of HilleVax if such disposition or a financing of such program occurs within one year following the closing of the merger; (iv) consistent with the May 19 Counter Proposal, between 90% and 100% of certain lease savings realized by Parent following the closing of the merger on the obligations under the Harrison Lease, including the net proceeds received from any sublease of the premises; and (v) the excess or shortfall, if any, of the final net cash as calculated 180 days following the closing of the merger.

On July 16, 2025, representatives of Parent, HilleVax, Gibson Dunn, Latham and Leerink Partners held a supplemental diligence call to further refine and discuss the June 27 Net Cash Schedule associated with HilleVax’s efforts to wind-down its operations and any remaining liabilities of HilleVax under its material contracts.

On July 22, 2025, representatives of Latham sent revised drafts of the Merger Agreement and CVR Agreement to representatives of Gibson Dunn. Among other things, Latham reinstated the “Additional Price Per Share” concept and the requirement that Parent shall provide continued healthcare coverage to certain HilleVax’s employees in the merger agreement. The changes to the CVR Agreement included, among other things, (i) the extension of the initial “Expiration Date” and “Legacy Assets Transaction Period” from one year to two years, (ii) the deletion of net cash adjustment from the CVR Agreement, (iii) inclusion of a $250,000 Legacy Assets and Expense Fund for Parent to utilize to satisfy its obligations under the CVR Agreement to maintain, advance and maximize the value of the Legacy Assets and pursue one or more Legacy Assets Transactions and (iv) provisions expanding the flexibility and scope of the actions Parent can take to maximize the Legacy Assets, subject to the Representative’s prior written consent. On the same date, representatives of Latham sent an initial draft of the form of Tender and Support Agreement to representatives of Gibson Dunn.

On the same date, Leerink Partners, on behalf of HilleVax management, shared a revised draft of the net cash schedule with representatives of Gibson Dunn and Parent, which, among other things, reflected that HilleVax’s best estimate of its net cash at the closing based on its then-current cash condition was $103.2 million.

Following a discussion between representatives of Latham and Gibson Dunn on July 25, 2025 with respect to certain terms of the Merger Agreement and the CVR Agreement, including Latham’s communication of the desire of the HilleVax board to distribute as much cash consideration to their stockholders as quickly as possible and Gibson Dunn’s communication of the desire of Parent to avoid having no recourse for unexpected post-closing liabilities of HilleVax. Following such discussion, on July 27, 2025 and July 28, 2025, representatives of Gibson Dunn sent revised drafts of the Merger Agreement to representatives of Latham, which reflected certain changes, including the (i) deletion of the “Additional Price Per Share” concept, and (ii) deletion of the requirement that Parent shall provide continued healthcare coverage to certain HilleVax’s employees. Gibson Dunn also sent revised drafts of the CVR Agreement to Latham, which reflected certain changes, including (i) reinserting the net cash adjustment concept to the CVR Agreement and (ii) requiring an earlier distribution of excess cash following the closing based on final net cash as calculated 120 days following the closing of the merger.

On July 29, 2025, representatives of Gibson sent a revised draft of the form of Tender and Support Agreement to representatives of Latham.

On July 30, 2025, representatives of Latham sent a further revised draft of the Merger Agreement, CVR Agreement and form of Tender and Support Agreement to representatives of Gibson Dunn. The revised CVR Agreement reflected certain changes, including (i) designating Dr. Robert Hershberg as the Representative for the CVR Holders, (ii) requiring an earlier distribution of excess cash following the closing based on final net cash as calculated 90 days following the closing of the merger, and (iii) allocating $25,000 of the Legacy Assets and Expense Fund to be paid as compensation to Dr. Robert Hershberg at the closing of the merger as compensation for serving as the Representative. Representatives of Gibson Dunn agreed that the form of Tender and Support Agreement was in its final form. On the same date, Leerink Partners shared, on behalf of HilleVax management, with representatives of Parent and Gibson Dunn a revised draft of the net cash schedule (the “July 30 Net Cash Schedule”), which, among other things, reflected that HilleVax’s best estimate of its net cash at the closing based on its then-current cash condition was $103 million.

On July 31, 2025, representatives of Gibson Dunn and Latham discussed the provision in the Merger Agreement regarding the provision of continued health benefits to HilleVax’s employees and Gibson Dunn proposed certain revisions. On the same date, representatives of Leerink Partners, on behalf of HilleVax management, provided to representatives of Parent and Gibson Dunn the calculation for the $1.95 cash price per share, based on the estimated net cash at closing of $103 million reflected in the July 30 Net Cash Schedule.

On August 1, 2025, representatives of Gibson Dunn and Latham exchanged revisions to the drafts of the Merger Agreement and CVR Agreement. Representatives of Gibson Dunn and Latham, on behalf of Parent and HilleVax, respectively, agreed on a final form of the CVR Agreement later on the same date.

On August 2, 2025, Latham sent the proposed final version of the Merger Agreement to Gibson Dunn, which, among other things, provided that the closing net cash should not be less than $102.95 million as one of the conditions to the Offer.

On August 3, 2025, Leerink Partners shared a proposed final draft of the net cash schedule, which Gibson Dunn and Parent confirmed to be final version (the “Final Net Cash Schedule”).

On August 3, 2025, the HilleVax Board held a meeting, at which members of HilleVax management, representatives of Leerink Partners and representatives of Latham were present. Representatives of Latham provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives, including the transactions contemplated by the Merger Agreement, and summarized the material terms in the Merger Agreement, the CVR Agreement and the Tender and Support Agreement. HilleVax management presented the Dissolution Scenario to the HilleVax Board. For a detailed discussion of the Dissolution Scenario, please see the discussion contained in Item 4 under the heading “HilleVax Management

Dissolution Analysis.” In addition, representatives of Leerink Partners confirmed to the HilleVax Board that, in the past two years, Leerink Partners had not provided investment banking services to, or received compensation from Parent, Purchaser or their affiliates and subsequently rendered to the HilleVax Board an oral opinion, subsequently confirmed by delivery of a written opinion dated August 3, 2025, to the effect that, as of such date and based upon and subject to various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares (as defined in its opinion)) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, please see this Item 4 under the heading “Opinion of Leerink Partners LLC.” The written opinion delivered by Leerink Partners is attached to this Schedule 14D-9 as Annex I. The representatives of Leerink Partners then departed the meeting. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the HilleVax Board”), the HilleVax Board (i) determined that the terms of the Offer, the Merger, and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Closing Time.

Thereafter, late on August 4, 2025, the Company, Parent and Purchaser executed the Merger Agreement and before the opening of trading of the U.S. stock markets on August 4, 2025, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding shares of HilleVax Common Stock at the Offer Price.

On August 18, 2025, Purchaser commenced the Offer, and later on August 18, 2025, the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the HilleVax Board

In evaluating the Offer and the Merger, the HilleVax Board consulted with the Company’s senior management and outside legal and financial advisors, and the HilleVax Board considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The HilleVax Board believed that the following material factors and benefits supported its determination and recommendation:

•

Certainty of Value. The fact that (i) the Cash Amount provides certain and immediate value and liquidity to the Company’s stockholders for their Shares and (ii) the CVR Proceeds, if any, may provide additional value to the Company’s stockholders for their Shares;

•

Results of Strategic Review Process. The fact that the HilleVax Board conducted a robust strategic review process, with the assistance of its outside legal counsel and the Company’s financial advisor, including outreach and discussions with respect to reverse merger transactions, other strategic transactions and financial buyer transactions, and with potential parties that were, in the view of the HilleVax Board, with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the HilleVax Board considered more advantageous to the Company’s stockholders than the Transactions;

•

Best Offer. The HilleVax Board’s belief that as a result of the extensive strategic review process and negotiation of the terms of the Transactions, the Company had obtained an offer that was Parent’s best offer and provided an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•

CVR. The fact that (i) the Transactions offer the Company’s stockholders an opportunity to, within specified parameters, participate in (A) Legacy Assets Transaction Proceeds; (ii) Legacy Receivable Amounts; and (iii) any Net Cash Excess, in each case that may become payable following the closing of the Transactions;

•

Prospects of the Company on a Standalone Basis. The HilleVax Board’s assessment of the assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the substantial financing requirements and execution risks and challenges associated with continued independence, particularly in light of the discontinuation of development of certain of the Company’s vaccine candidates, the overall vaccine market landscape, investor interest and value perception for possible further development of its programs, the Company’s market capitalization and its workforce reductions in July 2024, October 2024 and December 2024;

•

Expected Return to Stockholders if the Company Liquidated. The HilleVax Board’s belief that the per Share consideration to be paid to the holders of Shares in the Transactions is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described under in this Item 4 under the heading “HilleVax Management Dissolution Analysis”) and, among other factors, the following:

•

an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

•

the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

•	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s vaccine candidates; and

•

the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders;

•

Fairness Opinion. The fact that an opinion from Leerink Partners was obtained that, as of August 4, 2025, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of Leerink Partners LLC.”

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the HilleVax Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required regulatory filings and the terms of the Merger Agreement, including the conditions to the Merger Closing being specific and limited;

•

Absence of Material Conflicts on the HilleVax Board. The members of the HilleVax Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of HilleVax Options and/or HilleVax RSUs and receipt of the Offer Price in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, (iii) the receipt of fees for service on the HilleVax Board and its other committees and (iv) in Mr. Hershberg’s case, the receipt of severance and transaction bonus payments and payment for services as the CVR holder representative under the CVR agreement;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the Merger Agreement in connection with accepting a superior proposal while paying a termination fee that the HilleVax Board believed to be reasonable and not preclusive of such a proposal;

•

Minimum Condition. The fact that the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•

Appraisal Rights. The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Support Agreements. The HilleVax Board considered that the Support Agreement Parties that held, in the aggregate, approximately 22.9% of the outstanding Shares as of July 31, 2025, entered into Support Agreements obligating each of them during the term of such agreements, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not transfer any of the Shares that are subject to the Support Agreements.

The HilleVax Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Premium. The fact that the Cash Amount represents a negative premium to recent market prices of the Shares, including a negative premium to the Company’s closing share price prior to the Company’s public announcement on August 4, 2025 (not taking into account any potential payments with respect to the CVR Proceeds);

•

No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•	The Uncertain Value of the CVRs. The fact that there is significant uncertainty around the Company’s ability to generate proceeds from any Legacy Assets Transaction;

•

No Solicitation and Termination Fee. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow members of the HilleVax Board to exercise their respective fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $2,475,000);

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have expended extensive time and effort and the Company’s employees will have experienced significant distractions from their ordinary work on behalf of the Company;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $990,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•	Potential Lawsuits. The possibility of lawsuits, actions or proceedings in respect of the Merger Agreement or the Transactions; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between HilleVax and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the HilleVax Board in its consideration of the Offer and the Merger. After considering these and other factors, the HilleVax Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the HilleVax Board, and the complexity of these factors, the HilleVax Board found it not practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the HilleVax Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the HilleVax Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

HilleVax Management Dissolution Analysis

To assist the analysis and decision of the HilleVax Board with respect to whether to approve the Company’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the HilleVax Board that the Company’s stockholders tender their shares into the Offer, HilleVax management prepared the Management Dissolution Analysis, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. This scenario is referred to herein as the “Dissolution Scenario.” In conducting this analysis, HilleVax management determined the implied equity value of HilleVax Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to HilleVax stockholders in an orderly liquidation of the Company. The Dissolution Scenario was prepared as of, and presented to the HilleVax Board at the meeting on, August 3, 2025 and assumed an initial distribution of cash to holders of Shares as of October 31, 2025. Under the Dissolution Scenario, HilleVax management estimated after payment of severance, transaction expenses, insurance and other operating expenses, and collection of interest and other income, approximately $152.9 million in cash, cash equivalents and investments would be available as of October 31, 2025. Of the $152.9 million in cash, cash equivalents and investments, approximately $46.7 million would be required to satisfy liabilities and obligations within 36 months following the initial filing for dissolution (the “Holdback Period”), including liabilities arising under the Company’s lease obligation, net of income from the sublease entered into by the Company on July 31, 2025, and approximately $15.9 million would be held back for unknown or contingent liabilities. Based on HilleVax management’s good faith estimate: (i) approximately $90.2 million, or $1.78 per Share (not discounted to net present value), would be disbursed to stockholders as an initial distribution upon the initial filing for dissolution (the “Initial Distribution”); and (ii) approximately $16.7 million would be available to be disbursed to stockholders as a final distribution at the end of the Holdback Period, inclusive of anticipated interest income of approximately $6.4 million (the “Holdback Amount”).

The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of Sublease income actually received and when, the amount of wind-down costs, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and severance to be paid after the wind-down is effected and the satisfaction by the Company of its remaining obligations, and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any income, fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Dissolution Scenario, that the Dissolution Scenario accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all. In light of the foregoing factors and the uncertainties inherent in estimated cash balances, costs and income, stockholders are cautioned not to place undue reliance on the Dissolution Scenario.

The Dissolution Scenario includes estimates, which for the purpose of the dissolution analysis were not calculated in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

	Estimated Company Obligations Prior to Initial Distribution				Estimated Company Obligations During Holdback Period
(in millions)	July 2025	August 2025	September 2025	October 2025	2025E(1)	2026E	2027E	2028E(2)
Beginning Cash Balance	$159.5	$158.4	$158.5	$157.9	$62.6	$60.2	$54.5	$51.0
Operating Costs:
General & Administrative	$0.1	—	$0.1	—	$0.1	$0.1	—	—
Finance	$0.1	$0.1	$0.1	—	$0.4	$0.5	$0.5	$0.4
Legal/IP	—	—	—	$1.5	—	$0.2	$0.2	$0.2
HR	—	—	—	—	—	—	—	—
IT	—	—	—	—	—	—	—	—
R&D	—	—	—	—	—	—	—	—
CMO	$(0.2)	$(0.2)	—	—	—	—	—	—
Tech Operations	$0.7	$0.1	—	—	—	—	—	—
321 Harrison Avenue Lease Expenses	$0.4	$0.4	$0.4	$0.4	$0.9	$5.3	$5.4	$4.7

Total Operating Costs	$1.2	$0.4	$0.7	$2.0	$1.5	$6.2	$6.2	$5.3

Savings Analysis

Sublease Payments Received	—	—	—	—	—	$(1.2)	$(1.3)	$(1.3)
Triple Net Lease Expenses Received	—	—	—	—	—	$(1.0)	$(1.0)	$(0.9)
Sublease Broker/Legal Fees	—	—	—	—	$0.2	—	—	—

Total Sublease Income	—	—	—	—	$0.2	$(2.2)	$(2.4)	$(2.2)

Total Wind Down Provisions + Operating Costs + Sublease Income	$1.6	$0.4	$1.1	$5.6	$2.8	$8.0	$5.4	$5.5
Interest Income	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.4)	$(2.2)	$(2.0)	$(1.5)
Ending Cash	$158.4	$158.5	$157.9	$152.9	$60.2	$54.5	$51.0	$47.0

Remaining Operating Costs/Lease Obligation (4)				$46.7

Closing Net Cash				$106.1
Holdback Cushion (Assumes 15%)				$15.9
Oct. 2025 Cash Available to Distribute				$90.2
Oct. 2025 Ending Cash, Net of Distribution				$62.6

*	Figures may not foot due to rounding.
(1)	Represents estimates from November 1, 2025 through December 31, 2025.
(2)	Represents estimates from January 1, 2028 through October 31, 2028.
(3)	Assumes a 3.9% annual interest rate.
(4)	Net of sublease income.

Estimated Dissolution Distributions

(in millions, except for per share values)
Estimated cash as of October 31, 2025	$152.9
Less: Operating Expenses and Lease Obligation for Holdback Period (1)	$46.7
Less: Holdback (15%)	$15.9

Estimated Cash Available for Initial Distribution Net of Holdback	$90.2
Total Shares Outstanding (2)	50.8

Estimated Initial Distribution Per Share (10/31/25)	$1.78

Estimated Cash as of October 31, 2025, Net of Initial Distribution	$62.6
Less: Holdback Period Operating Expenses / Lease Obligation (October 2025–2028) (1)	$21.7
Less: Remaining Lease Obligation Post-Holdback Period (October 2028+)	$25.0
Add: Estimated Interest Income During Holdback Period (3)	$6.4

Net Holdback Amount After Operating Expenses	$22.3

Assumed % Distribution of Net Holdback Amount	75%
Assumed Distribution of Net Holdback Amount in October 2028	$16.7

(1)	Includes operating expenses and lease obligation for the three-year holdback period. Net of sublease income.
(2)	Calculated via treasury stock method using 50.1 million basic shares outstanding, 0.6 million RSUs, and 2.2 million options with a weighted average exercise price of $14.16/share.
(3)	Assumes a 3.9% annual interest rate.

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “— Opinion of Leerink Partners LLC” section shall have the meanings ascribed to such terms in Annex I.

Introduction

HilleVax retained Leerink Partners as its exclusive financial advisor in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which are referred to in this Section as the “Transaction”). In connection with this engagement, the HilleVax Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares (as defined below)) of outstanding Shares of the Offer Price (as defined below) proposed to be paid to such holders pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion: (a) “Excluded Shares” means (x) (i) Shares owned by HilleVax immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (y) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the DGCL; (b) “Cash Amount” means $1.95 per Share, which Cash Amount is based on an estimated amount of Closing Net Cash as of the date of the Merger Agreement equal to $103 million (the “Signing Net Cash”), payable subject to any applicable tax withholding and without interest; and (c) “CVR Amount” means the amount of contingent payments payable in respect of one

CVR per Share, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”). For purposes of its opinion, Leerink Partners assumed, at the direction of HilleVax, that the Closing Net Cash would be not less than the Signing Net Cash.

On August 3, 2025, Leerink Partners rendered to the HilleVax Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 3, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated August 3, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the HilleVax Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the HilleVax Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of HilleVax as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft dated August 4, 2025 of the Merger Agreement;

•	a draft dated August 4, 2025 of the CVR Agreement;

•	HilleVax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by HilleVax with the SEC;

•	HilleVax’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed by the Company with the SEC;

•	certain Current Reports on Form 8-K, as filed by HilleVax with, or furnished by HilleVax to, the SEC;

•

a dissolution analysis of HilleVax, as furnished to Leerink Partners by the management of HilleVax and approved by management for use by Leerink Partners, which is referred to in this summary of Leerink Partners’ opinion as the “Dissolution Analysis”; and

•

certain information furnished to Leerink Partners by the management of the Company and approved by management for use by Leerink Partners relating to amounts expected to be payable under the CVR Agreement in respect of Savings (as defined in the CVR Agreement) resulting from the assignment to or assumption by third parties of certain lease payment obligations of the Company (the “Savings Analysis” and, together with the Dissolution Analysis, the “Internal Data”).

Leerink Partners also conducted discussions with members of the senior management and representatives of HilleVax regarding the Internal Data. HilleVax advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of HilleVax. In addition, Leerink Partners considered the results of its efforts on behalf of HilleVax to solicit, at the direction of HilleVax, indications of interest from third parties with respect to a possible acquisition of or business combination with HilleVax. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with HilleVax’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at HilleVax’s direction, that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of HilleVax as to the matters covered thereby and Leerink Partners relied, at HilleVax’s direction, on the Internal Data for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at HilleVax’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of HilleVax, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of HilleVax. Furthermore, at HilleVax’s direction, except with respect to amounts set forth in the Savings Analysis, Leerink Partners ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

Leerink Partners assumed, at HilleVax’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at HilleVax’s direction, that the representations and warranties made by HilleVax, Parent and Purchaser in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at HilleVax’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of HilleVax, or the ability of HilleVax to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, HilleVax’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to HilleVax or in which HilleVax might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of HilleVax or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of HilleVax or any other party, or class of such persons in connection with the Transaction, whether relative to the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of HilleVax as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the HilleVax Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the HilleVax Board in connection with its opinion, which was delivered orally to the HilleVax Board on August 3, 2025, and subsequently confirmed in Leerink Partners’ written opinion, dated August 3, 2025. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data prepared by HilleVax management. The summary set forth below describes the material financial analyses performed by Leerink Partners. The order of the financial analyses described below does not represent the relative importance or weight given to those financial analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 3, 2025, and is not necessarily indicative of current market conditions.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between HilleVax and Parent and HilleVax’s decision to enter into the Merger Agreement was solely that of the HilleVax Board. The opinion of Leerink Partners was only one of many factors considered by the HilleVax Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the HilleVax Board or the management of HilleVax with respect to the Transaction, the Offer Price or any other aspect of the transactions contemplated by the Merger Agreement.

Internal Data

HilleVax advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of HilleVax. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to HilleVax. HilleVax management furnished to Leerink Partners the Dissolution Analysis prepared by management as described in more detail under “— HilleVax Management Dissolution Analysis” and directed Leerink Partners to rely upon the Dissolution Analysis for purposes of its analysis and opinion.

In addition, HilleVax management furnished to Leerink Partners the Savings Analysis as described in more detail under “HilleVax Management Dissolution Analysis - Savings Analysis” and directed Leerink Partners to rely upon the Savings Analysis for purposes of its analysis and opinion. The Savings Analysis reflected HilleVax management’s estimate of the payments expected to be received on an annual basis pursuant to the CVR in respect of Savings for each successive 12- month period following the assumed closing date of September 30, 2025 through September 30, 2029 (the “CVR Savings Payments”).

For purposes of its analysis and opinion, Leerink Partners assumed a Cash Amount of not less than $1.95 per Share plus a CVR Amount of $0.12 per Share, for an Offer Price of not less than $2.07. The CVR Amount of $0.12 per Share was derived by applying to HilleVax management’s estimate of the CVR Savings Payments as set forth in the Savings Analysis a discount rate equivalent to ICE BofA US High Yield Index Effective Yield of 6.82% as of July 21, 2025, and discounting these amounts back to September 30, 2025, the assumed closing date for the Transaction, to derive an estimated present value per Share. This discount rate was determined by Leerink Partners based upon its professional expertise and judgment. At HilleVax’s direction, except with respect to amounts set forth in the Savings Analysis from the CVR Savings Payments, Leerink Partners ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

The Dissolution Analysis assumed an initial distribution of cash to holders of Shares as of October 31, 2025, of approximately $90 million, or $1.77 per Share, and a final distribution of cash to holders of Shares as of October 31, 2028, of approximately $14 million, or an estimated present value of approximately $0.27 per Share (as described below). Together, the initial distribution and the final distribution are referred to in this section as the “Dissolution Payments.” For purposes of comparison with an assumed closing date for the Transaction of September 30, 2025, Leerink Partners calculated the September 30, 2025 estimated present value of the Dissolution Payments by adding the October 31, 2025 initial distribution payment, discounted to September 30, 2025 using the discount rate of 6.82% described above, and the October 31, 2028 final distribution payment, discounted to September 30, 2025 using the same 6.82% discount rate. This analysis resulted in an implied estimated present value as of September 30, 2025 of approximately $103 million, or $2.04 per Share, based on the assumed fully diluted Shares outstanding under the treasury stock method of HilleVax of approximately 50.1 million as of July 28, 2025, as provided by HilleVax.

Leerink Partners then compared the results of the above analysis to the Offer Price of not less than $2.07.

General

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to HilleVax and its affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation, including acting as joint book-running manager for the Company’s September 2023 follow on public offering. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from Parent, Purchaser or their affiliates. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to HilleVax, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past held and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of HilleVax, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to HilleVax, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The HilleVax Board selected Leerink Partners as the exclusive financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with HilleVax and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to HilleVax, HilleVax has agreed to pay Leerink Partners an aggregate fee of $3 million, of which an opinion fee of $1 million was due upon delivery of the opinion has been paid and the remainder of which is payable contingent upon consummation of the Transaction. In addition, HilleVax has agreed to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and HilleVax, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the HilleVax Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To the knowledge of HilleVax, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of HilleVax’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Purchasers and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 22.9% of the outstanding Shares as of July 31, 2025. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary of the Form of Support Agreement contained in Item 3 under the heading “Form of Support Agreement,” which is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither HilleVax nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to HilleVax’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of HilleVax, for which services no additional compensation will be paid.

The Company, based on the determination of the HilleVax Board, has engaged Leerink Partners as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. For its services, Leerink Partners will receive from the Company an aggregate fee currently estimated to be approximately $3 million, of which opinion fees of $1 million have been paid and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses, including fees and expenses of counsel, and to indemnify Leerink Partners for certain liabilities, including liabilities under federal securities laws, that may arise out of Leerink Partners’ engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of HilleVax RSUs and issuances by HilleVax with respect thereto, the grant of HilleVax Options and HilleVax RSUs in the ordinary course, and the transactions set forth below, no transactions with respect to Shares have been effected by HilleVax or, to the knowledge of HilleVax after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Shelley Chu, M.D., Ph.D.	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Nanette Cocero, Ph.D.	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Gary Dubin, M.D.	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Julie Gerberding, M.D., M.P.H.	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Patrick Heron	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Jeryl Hilleman	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Aditya Kohli, Ph.D.	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program
Jaime Sepulveda, M.D., D.Sc., M.P.H.	June 23, 2025	17,199	$0.00	Award of HilleVax RSUs pursuant to Non-Employee Director Compensation Program

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), HilleVax is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, HilleVax’s securities by HilleVax, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving HilleVax or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of HilleVax or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of HilleVax.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the HilleVax Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below.

The table below assumes the following:

•	the Effective Time will have occurred on August 15, 2025;

•

for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits,” the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” (as defined in each named executive officer’s employment letter and retention bonus letter), entitling the named executive officer to receive severance payments and benefits under the applicable employment letter and retention bonus letter;

•	the named executive officer’s base salary rate and target annual bonus (as a percentage of base salary) remains unchanged from that in effect as of August 15, 2025;

•	no named executive officer holds any In-the-Money Options;

•

each unvested HilleVax RSU held by the named executive officers and outstanding immediately prior to the Offer Closing Time will be canceled in exchange for a cash payment equal to (i) the Restricted Stock Unit Cash Consideration, and (ii) one (1) CVR for each share of the HilleVax Common Stock underlying such HilleVax RSU Award;

•	no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and

•	no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Robert Hershberg, M.D., Ph.D.	1,900,238	438,040	60,232	2,398,510
Shane Maltbie	1,040,600	111,753	63,712	1,216,065
Aditya Kohli, Ph.D.	—	33,538	—	33,538
Sean McLoughlin	—	—	—	—

(1)

Mr. McLoughlin’s and Dr. Kohli’s employment with the Company was terminated effective December 19, 2024. After such date, Mr. McLoughlin and Dr. Kohli continued as consultants to the Company on an hourly, as-needed basis.

(2)

The amount for Dr. Hershberg and Mr. Maltbie represents (i) the “double-trigger” cash severance payments to which each of Dr. Hershberg and Mr. Maltbie would be entitled under their employment letters in connection with a qualifying termination within 24 months after a change in control and (ii) the “single trigger” retention bonuses to which each of Dr. Hershberg and Mr. Maltbie would be entitled under the retention bonus letters if a change in control (as defined in the 2022 Incentive Award Plan) occurs on or prior to March 31, 2026, in each case, as described in further detail in the section to this Schedule 14D-9 captioned “- Arrangements Between HilleVax and its Executive Officers, Directors and Affiliates—Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships.” The cash severance payments under the employment letters will be equal to (a) the product of 18 months for Dr. Hershberg (or 12 months in the case of Mr. Maltbie) multiplied by the named executive officer’s monthly salary in effect immediately prior to the qualifying termination; plus (b) 100% of Dr. Hershberg’s or Mr. Maltbie’s, as applicable, target annual bonus. The retention bonus payments under the retention bonus letters will be equal to $500,063 for Dr. Hershberg and $354,750 for Mr. Maltbie. The following table includes the amounts reported in this column:

Name	Base Salary Severance ($)	Bonus Severance ($)	Retention Bonus ($)
Robert Hershberg, M.D., Ph.D.	1,000,125	400,050	500,063
Shane Maltbie	473,000	212,850	354,750
Aditya Kohli, Ph.D.	—	—	—
Sean McLoughlin	—	—	—

(3)

Given that all unvested HilleVax RSUs held by Drs. Hershberg and Kohli and Mr. Maltbie will accelerate immediately prior to the Offer Closing Time without regard to any termination of employment pursuant to the Merger Agreement, this amount represents “single trigger” vesting acceleration of, and the maximum amount payable with respect to, HilleVax RSUs held by such named executive officer immediately prior to the Offer Closing Time. None of the named executive officers hold any In-the-Money Options. At the Effective Time, each Out-of-the-Money Option will be canceled in exchange for no consideration.

The value of each HilleVax RSU equals (i) an amount in cash without interest, less any applicable tax withholding, equal to the Restricted Stock Unit Cash Consideration, and (ii) one (1) CVR for each share of the HilleVax Common Stock underlying such HilleVax RSU Award at the Effective Time. The foregoing treatment of equity awards of Drs. Hershberg and Kohli and Mr. Maltbie is further described in the section of this proxy statement entitled “– Arrangements Between HilleVax and its Executive Officers, Directors and Affiliates – Treatment of Equity Awards in the Transactions.” The estimated value of the cash consideration to be provided to the named executive officers in respect of their unvested HilleVax RSUs is shown in the table below.

Name	Number of Shares Subject to Unvested Company RSUs (#)	Cash Consideration for Unvested Company RSUs ($)	Number of CVRs Issued in Respect of Unvested Company RSUs (#)(a)
Robert Hershberg, M.D., Ph.D.	224,636	438,040.20	224,636
Shane Maltbie	57,309	111,752.55	57,309
Aditya Kohli, Ph.D.	17,199	33,538.05	17,199
Sean McLoughlin	—	—	—

(a)

Each CVR represents the contractual right to receive certain contingent cash payments as described below in the section entitled “— Form of Contingent Value Rights Agreement.” As of August 15, 2025, Drs. Hershberg and Kohli and Mr. Maltbie will be eligible to receive the following amounts pursuant to the CVRs, which reflect the minimum amount payable as of such time: Dr. Hershberg, $26,956, Mr. Maltbie, $6,877 and Dr. Kohli, $2,064.

(4)

The amount represents the “double-trigger” cost of health care coverage for 18 months for Dr. Hershberg (or 12 months for Mr. Maltbie) based on the premiums in effect as of August 15, 2025 to which the named executive officer may become entitled under his employment letter in connection with a qualifying termination within 24 months after a change in control (which amount will be grossed-up for taxes), as described in further detail in the section to this Schedule 14D-9 captioned “– Arrangements Between HilleVax and its Executive Officers, Directors and Affiliates - Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships.”

Vote Required to Approve the Merger

The HilleVax Board has approved the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, HilleVax and Purchasers intend to effect the Merger Closing without a vote of the stockholders of HilleVax in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder) shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the HilleVax Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date this notice is given, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) business days after the date this Schedule 14D-9 is provided (which such date is on or about September 15, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to HilleVax, Inc., 321 Harrison Avenue, Boston, Massachusetts 02118.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that one hundred twenty (120)-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery in the Delaware Court a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds one percent (1%) of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Register in Chancery in the Delaware Court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of HilleVax, please see HilleVax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025, and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, filed with the SEC on May 8, 2025 and August 6, 2025.

Legal Proceedings

There is no pending litigation that HilleVax is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Purchasers and HilleVax are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to be filed with respect to the Offer or the Merger, Purchasers and HilleVax have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company and Purchasers commenced the Offer on August 18, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Purchasers have filed a tender offer statement on the Schedule TO, including the offer to purchase, a letter of transmittal and related documents, with the SEC, and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the

SEC. The Offer to purchase the outstanding Shares is only made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON THIS SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Alliance Advisors, LLC, by toll-free telephone at 1-855-206-1104 or by email at HLVX@allianceadvisors.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC” subsection of the “Financial Information” section of the Company’s website at https://ir.hillevax.com/.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including: the timing of and closing conditions to the Transactions; the potential effects of the proposed Transactions on the Company; and the potential payment of proceeds to the Company’s stockholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Shares; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Company’s stockholders; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Opinion of Leerink Partners, dated August 3, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by HilleVax on August 4, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 4, 2025).

(e)(1)	Agreement and Plan of Merger, dated August 4, 2025, by and among HilleVax and Purchasers (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 4, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 4, 2025).

(e)(3)	Form of Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 4, 2025).

(e)(4)	Confidentiality Agreement, dated December 2, 2024, by and between HilleVax and XOMA (US) LLC (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	HilleVax, Inc. 2021 Equity Incentive Plan, as amended, including form of stock option agreement and form of restricted stock grant notice and restricted stock agreement thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 filed on April 6, 2022).

(e)(6)	HilleVax, Inc. 2022 Incentive Award Plan and form of stock option agreement and form of restricted stock unit agreement thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1/A filed April 25, 2022).

(e)(7)	HilleVax, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A filed April 25, 2022).

(e)(8)	Amended and Restated Employment Letter Agreement, dated January 6, 2023, by and between Robert Hershberg and HilleVax (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 17, 2023).

(e)(9)	Amended and Restated Employment Letter Agreement, dated January 6, 2023, by and between Shane Maltbie and HilleVax (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 17, 2023).

(e)(10)	Amended and Restated Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on August 6, 2025).

(e)(11)	Form of Retention Bonus Letter (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K (File No. 001-41365) filed on March 28, 2025).

(e)(12)*	Separation and Release Letter Agreement by and between the Company and Aditya Kohli, dated December 4, 2024.

Exhibit No.	Description

(e)(13)*	Consulting Agreement, by and between the Company and Aditya Kohli, effective December 23, 2024.

(e)(14)*	Separation and Release Letter Agreement, by and between the Company and Sean McLoughlin, dated December 4, 2024.

(e)(15)*	Consulting Agreement, by and between the Company and Sean McLoughlin, effective December 23, 2024.

(e)(16)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 filed on April 6, 2022).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2025

HilleVax, Inc.

By:	/s/ Robert Hershberg, M.D., Ph.D.
Robert Hershberg, M.D., Ph.D.
Chairman, President and Chief Executive Officer

ANNEX I

OPINION OF FINANCIAL ADVISOR

August 3rd, 2025

The Board of Directors

HilleVax, Inc.

321 Harrison Ave, 5th Fl

Boston, MA 02118

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of HilleVax, Inc., a Delaware corporation (the “Company”), of the Offer Price (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among XOMA Royalty Corporation, a Nevada corporation (“Parent”), XRA 4 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) $1.95 (the “Cash Amount”), which Cash Amount is based on an estimated amount of Closing Net Cash as of the date of the Merger Agreement equal to $103 million (the “Signing Net Cash”), payable subject to any applicable tax withholding and without interest, plus (b) one contingent value right per Share (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. For purposes of this opinion, we have assumed, at your direction, that the Closing Net Cash will be not less than the Signing Net Cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and CVR Agreement. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

We have been engaged by the Company to act as its financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

A-1

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have in the past provided certain investment banking services to the Company, including acting as a joint book-running manager for the Company’s September 2023 follow on public offering. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft dated August 2, 2025 of the Merger Agreement, as provided to us by the Company; (ii) a draft dated August 3, 2025 of the CVR Agreement, as provided to us by the Company; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (vi) a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (the “Dissolution Analysis”); and (vii) certain information furnished to us by the management of the Company and approved by management for our use relating to amounts expected to be payable under the CVR Agreement in respect of Savings (as defined in the CVR Agreement) resulting from the assignment to or assumption by third parties of certain lease payment obligations of the Company (the “Savings Analysis” and, together with the Dissolution Analysis, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding the Internal Data. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction, except with respect to amounts set forth in the Savings Analysis, we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and

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warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Offer Price proposed to be paid to holders of Shares pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or how such stockholder should vote or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

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